UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Resignation of Directors and Officers

On April 6, 2023, Mr. Shuibo Zhang notified Jiuzi Holdings Inc. (the “Company”) of his intent to resign as Chief Executive Officer, effective April 6, 2023. Mr. Zhang confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices. Mr. Zhang will continue to serve as Chairman of the Board.

On April 6, 2023, Mr. Francis Zhang notified the Company of his intent to resign as a board member of the Company, effective April 6, 2023. Mr. Zhang confirmed that his resignation is not due to any disagreement with the Company on any matter relating to its operations, policies or practices. Mr. Zhang will continue to serve as Chief Financial Officer of the Company.

Appointment of Directors and Officers

On April 6, 2023, the Board of Directors approved resolutions approving Mr. Tao Li as Chief Executive Officer and a director of the Board, effective as of April 6, 2023, immediately following the resignation of the individuals identified in the paragraphs above.

Mr. Tao Li, 40 years old, has served as General Manager of China Gas’s North China Regional Management Center’s Project Company (“China Gas”) from June 2016 to April 2023. At China Gas, he led the management of the company, setting and achieving the company’s business goals, ensuring the stability of the gas supply and the safety of production operations. Prior to joining China Gas in 2016, Mr. Li was Chief Executive Officer of Hangzhou Zhong’an Electronics Co.’s Business Unit from June 2010 to September 2015. He was fully responsible for the operation and management of the business unit. His work included budget management, team management, business development and sales, R&D, and products’ quality and delivery. Mr. Li earned a bachelor’s degree in Journalism from Hebei University.

Pursuant to an employment agreement, dated as of April 1, 2023, by and between the Company and Mr. Tao Li (the “Agreement”), Mr. Li will serve as the Company’s Chief Executive Officer for a term of three years until March 31, 2025. He will receive a base salary of $120,000 annually and be eligible for bonuses and equity incentives as determined by the Board. Mr. Li is also eligible for participating in any standard employee benefit plan of the Company. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of such Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

There is no arrangement or understanding with any person pursuant to which Mr. Li was appointed as Chief Executive Officer. There are no family relationships between Mr. Li and any director or executive officer of the Company.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement, dated as of April 1, 2023, by and between the Company and Tao Li

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) JIUZI HOLDINGS INC.

Date:	April 7, 2023

By:	/s/ Tao Li
Name:	Tao Li
Title:	Chief Executive Officer

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